UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated January 19, 2020
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

MARKET RELEASE
Results for the six months and year ended 31 DECEMBER 2019 – Short form announcement

Johannesburg, 19 February 2020: Sibanye Gold Limited trading as Sibanye-Stillwater (Sibanye-Stillwater or the
Group) (JSE: SSW & NYSE: SBGL) is pleased to report operating and financial results for the six months ended
31 December 2019, and reviewed condensed consolidated provisional financial statements for the year ended
31 December 2019.
SALIENT FEATURES FOR THE SIX MONTHS AND YEAR ENDED 31 DECEMBER 2019
·
Continued improvement in Group safe production including zero fatalities at SA gold operations (+10 million fatality free shifts)
·
44% increase in revenue to R73 billion (US$5.0 billion) and R432 million profit for 2019 (loss of R2.5 billion
(US$191 million for 2018)
·
79% increase in adjusted EBITDA to record R14,956 million (US$1,034 million)
·
Business significantly de-risked – ND:adjusted EBITDA reduced to 1.25x (from 2.5x at end 2018), well below debt covenants
·
Solid operational recovery in H2 2019 following strike and other operational disruptions in H1 2019
·
Successful Integration and restructuring at the Marikana operation – R1.2 billion of annualised synergies by end
2020 (64% higher than forecast)
KEY OPERATING RESULTS
US dollar
SA Rand
Year ended
Six months ended
Six months ended
Year ended
Dec 2018
Dec 2019   Dec 2018   Jun 2019   Dec 2019
KEY STATISTICS
Dec 2019   Jun 2019   Dec 2018   Dec 2019   Dec 2018
UNITED STATES (US) OPERATIONS

PGM operations
1,2

592,608
593,974      298,649   284,773    309,202    oz
2E PGM
2
production
kg
9,617
8,857
9,289
18,475
18,432
686,592
853,130      326,346   421,450    431,681    oz
PGM recycling
1
kg
13,427     13,109
10,151
26,535
21,355
1,007
1,403
1,016
1,285
1,508     US$/2Eoz
Average basket price
R/2Eoz
22,150      18,247
14,407
20,287
13,337
313.6
504.2
160.3
208.3
295.9     US$m
Adjusted EBITDA
3
Rm     4,332.5     2,958.4     2,264.5       7,290.9     4,151.9
26
27
27
26
28%
Adjusted EBITDA margin
3
%
28
26
27
27
26
677
784
701
772
795     US$/2Eoz
All-in sustaining cost
4
R/2Eoz
11,678     10,965
9,929
11,337
8,994
SOUTHERN AFRICA (SA) OPERATIONS

PGM operations
2,5
1,175,672     1,608,332     606,506    627,991    980,343    oz
4E PGM
2
production
kg
30,492      19,533
18,864
50,025
36,567
1,045
1,383
1,039
1,224
1,475     US$/4Eoz
Average basket price
R/4Eoz
21,671      17,377
14,729
19,994
13,838
217.6
608.3
136.3
143.8
464.5     US$m
Adjusted EBITDA
3
Rm     6,753.2      2,043.0      1,880.7    8,796.2      2,881.8
19
32
22
33
32%
Adjusted EBITDA margin
3
%
32
33
22
32
19
787
1,027
755
932
1,074     US$/4Eoz
All-in sustaining cost
4
R/4Eoz
15,779      13,228
10,706
14,857
10,417
Gold operations
5
1,176,700
932,659      578,188   344,752    587,908   oz
Gold production
kg
18,286      10,723
17,984
29,009
36,600
1,259
1,395
1,212
1,308
1,432     US$/oz
Average gold price
R/kg     676,350     597,360    552,526     648,662    535,929
102.8
(67.0)
21.0     (207.0)
140.0    US$m
Adjusted EBITDA
3
Rm     1,967.7     (2,937.1)
355.3
(969.4)     1,362.4
7
(5)
4
(49)
16%
Adjusted EBITDA margin
3
%
16
(49)
4
(5)
7
1,309
1,544
1,308
1,904
1,347     US$/oz
All-in sustaining cost
4
R/kg    636,405     869,141     596,100      717,966     557,530
GROUP
(189.0)
4.5
(195.4)
(18.1)
22.6    US$m
Basic earnings
Rm
316.8
(254.7)   (2,576.3)
62.1     (2,499.6)
(1.3)
(69.7)
(9.5)
(89.0)
19.3    US$m
Headline earnings
Rm
254.9    (1,263.1)     (117.6)     (1,008.2)
(16.6)
632.0
1,034.3
315.6
141.9
892.4     US$m
Adjusted EBITDA
3
Rm   12,937.5     2,018.5     4,473.8     14,956.0      8,369.4
13.24
14.46
14.18
14.20
14.69    R/US$
Average exchange rate

1
The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’
underground production, the operation processes recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown. PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace.
2
The Platinum Group Metals (PGM) production in the SA Region is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au), and in the US Region is principally platinum and palladium, referred to as 2E (2PGM)
3
The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. For a reconciliation of profit/loss before royalties and tax to adjusted EBITDA, see note 11 of the condensed consolidated provisional financial statements.
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SSW
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Business Address:
Constantia Office Park
Cnr 14th Avenue & Hendrik Potgieter Road
Bridgeview House, Ground Floor (Lakeview Avenue)
Weltevreden Park
1709, South Africa
Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600

Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue
4
See “salient features and cost benchmarks – six months” included in the full announcement (results booklet) for the definition of All-in sustaining cost
5
The SA PGM operations’ results for the six months and year ended 31 December 2019 include Marikana operations for the one month and seven months since acquisition, respectively.
The gold operations’ results for the six months and year ended 31 December 2018 include DRDGOLD for the five months since acquisitions
Statement by Neal Froneman, Chief Executive Officer of Sibanye-Stillwater
The Group made significant progress delivering on all near-term strategic imperatives during the course of 2019, significantly de-risking the business and in the process establishing a solid base for the delivery of further value to stakeholders.
Most pleasing has been continued progress and improvement in safe production, with Group safety for 2019 improving from the fatalities which significantly affected our SA gold operations in H1 2018. On 27 January 2020, the SA gold operations achieved a significant milestone of 10 million fatality free shifts over a 17-month period. This is an unparalleled achievement in the history of our gold operations and in underground deep level mining. Milestones like these illustrate what can be achieved when all stakeholders work together and contribute constructively, and our appreciation goes to our employees, their union representatives and the
Department of Minerals Resources and Energy for their invaluable assistance and input.
The consistent operational delivery from the SA PGM operations continued, despite the integration and restructuring of the Marikana operation, the PGM wage negotiations, and the impact of load shedding towards the end of the year. 4E PGM production of 1,608,332
4Eoz (including the Marikana operation for seven months since acquisition), was 37% higher year-on-year, with 4E PGM production
(excluding the Marikana operation) of 1,100,734 4Eoz above the upper end of annual guidance.
The US PGM operations reported 2E PGM production of 593,974 2Eoz which was in line with the revised annual guidance. The operational issues which affected the East Boulder mine and Stillwater West mine during 2019 were successfully addressed during the remaining months in 2019, with both operations achieving normalised production run rates by year-end.
The SA gold operations produced 29,009kg (932,659oz) (Including DRDGOLD) for 2019 and 23,427kg (753,194oz) (excluding DRDGOLD)
for 2019. Normalised production run rates for the reduced operating footprint at the SA gold operations were achieved during Q4 2019, following the conclusion of the AMCU strike in April 2019 and a steady production build-up.
The strike at the SA Gold operations which was initiated by the Association of Mineworkers and Construction Union (AMCU) in
November 2018, lasted approximately five months before it was resolved in April 2019. The agreed settlement as in Sibanye-Stillwater’s favour, with AMCU accepting the same three-year agreement, on the same terms that had been agreed with the other unions six-
months earlier. While the financial impact of the AMCU strike was significant, we have consistently maintained that absorbing the strike impact was necessary for us to re-establish respectful and more co-operative relations with AMCU.
The significant increase in the profitability of the SA PGM operations for H2 2019 is further testament to the appropriateness of the decisions and position adopted during the SA gold operations strike. The current three-year wage agreements have secured a period of stability at both the SA gold and the SA PGM operations, which will facilitate the optimisation of the operations and enable significant generation of value from these operations for the benefit of all stakeholders.
The financial results for 2019 were significantly improved relative to 2018, despite strike related losses incurred during H1 2019 at the SA gold operations. Group revenue increased by 44% year-on-year to R72,925 million (US$5,043 million), driven by rising precious metals prices and an improving or steady operating performance across the Group during 2019, as well as the inclusion of the Marikana operations from June 2019 boosting Group adjusted EBITDA for 2019 by 79% year-on-year to R14,956 million (US$1,034 million).
Group profit of R433 million (US$30 million) for 2019, improved significantly from a loss of R2,521 million (US$191 million) for 2018, with H2
2019 profit of R604 million (US$42 million) offsetting the H1 2019 loss of R171 million (US$12 million). Group profit was affected by various non-recurring and/or non-cash items, the most prominent for 2019 being a R1,103 million (US$77 million) gain on acquisition of Lonmin
Plc (Marikana operations), a R1,567 million (US$110 million) deferred tax credit recognised by the US PGM operations and recognition of a R3,912 million (US$271 million) fair value loss on the US$ convertible bonds, following the 258% increase in the Sibanye-Stillwater share price during 2019, resulting in the bonds trading well above par value.
As a result of the strong operating and financial performance achieved in H2 2019, progress on deleveraging the balance sheet has accelerated. Proforma net debt:adjusted EBITDA (ND:adjusted EBITDA) reduced from 2.5x at 30 June 2019 to 1.25x at year end, well below existing debt covenants and our 1.8x target for the 2019 year-end. Group leverage should continue to decline naturally over the next two quarters as the adjusted EBITDA from Q1 and Q2 2019, which were negatively impacted by the five-month strike at the
SA gold operations and the change from a Purchase of Concentrate (PoC) to toll processing arrangement with Anglo American
Platinum, fall out of the rolling total. If the run rate that has been achieved over H2 2019 is sustained, our net debt to EBITDA ratio should fall below 1.0x by mid-year. This is without considering the effects of reductions in net debt that should be achieved through application of free cash generated to repaying debt.
We are now highly confident about sustained deleveraging of the company’s balance sheet. Moreover, with the balance sheet further de-risked, we are well positioned to resume cash dividends during 2020 based on the current deleveraging trajectory and subject to current commodity prices.
KEY FINANCIAL RESULTS
US dollar
SA rand
Year ended
Six months ended
Six months ended
Year ended
Unaudited
Dec 2018
Unaudited
Dec 2019
Unaudited
Dec 2018
Unaudited
Jun 2019
Unaudited
Dec 2019
Unaudited
Dec 2019
Reviewed
Revised
Jun 2019
Unaudited
Dec 2018
Reviewed
Dec 2019
Audited
Dec 2018
3,826.0
5,043.3
1,883.7
1,657.4
3,385.9
Revenue (million)
49,390.5     23,534.9     26,746.4    72,925.4     50,656.4
(8)
-
(9)
(1)
1
Basic earnings per share (cents)
12
(11)
(114)
2
(110)
-
(3)
-
(4)
1
Headline earnings per share (cents)
10
(54)
(5)
(40)
(1)

No ordinary cash dividend declared for 2019 (2018: nil)
This short-form announcement is the responsibility of the board of directors of the Company (Board).
The information disclosed is only a summary and does not contain full or complete details.

Any investment decisions by investors and/orshareholders should be based on a consideration of the full announcement as a whole and shareholders are encouraged to review the full announcement (results booklet), which is available for viewing on the Company’s website at https://www.sibanyestillwater.com/news-investors/reports/quarterly/h22019-booklet to above and via the JSE link.
The full results announcement is available for inspection at the Company’s registered office and the office of our sponsors during normal business hours and is available at no charge. Alternatively, copies of the full announcement may be requested from the
Company’s Investor relations department. The financial results as contained in the condensed consolidated provisional financial statements for the year ended 31 December 2019 have been reviewed by EY, who expressed an unmodified review conclusion thereon.
The JSE link is as follows:
https://senspdf.jse.co.za/documents/2020/jse/isse/sswe/Sibanye.pdf
Contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27(0)83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation
Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Gold Limited’s (trading as Sibanye-Stillwater)(Sibanye-
Stillwater or the Group) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.
All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer and in the Group’s Annual Integrated Report and Annual Financial Report, published on 29 March 2019, and the Group’s Annual Report on Form 20-F
filed by Sibanye-Stillwater with the Securities and Exchange Commission on 9 April 2019 (SEC File no. 001-35785) and the Form F-4 filed by Sibanye Stillwater
Limited with the Securities and Exchange Commission on 4 October 2019 (/SEC File No. 333-234096) and any amendments thereto. Readers are cautioned not to place undue reliance on such statements.
The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects; financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United States, the United Kingdom, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations;
our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond Instruments (High Yield Bonds and
Convertible Bonds); changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of Sibanye-Stillwater’s business strategy; exploration and development activities; the ability of Sibanye-
Stillwater to comply with requirements that it operates in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged
South Africans’
in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: January 19, 2020
By:
/s/ Charl Keyter
Name:
Charl Keyter

Title:
Chief Financial Officer